Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-149887

Newell Rubbermaid Announces $250 Million Convertible Note Offering

- Reduces quarterly dividend to $.05; reaffirms Q1 normalized EPS guidance

- Takes actions to retain financial flexibility, protect investment grade credit rating and maintain consumer-driven innovation and brand-building investments

ATLANTA, March 24, 2009 – Newell Rubbermaid (NYSE: NWL) today announced that it intends to offer, subject to market and other conditions, $250 million aggregate principal amount of convertible senior notes due 2014 in a registered underwritten public offering. Newell Rubbermaid intends to grant the underwriters an option to purchase up to an additional $37.5 million aggregate principal amount of such convertible notes to cover over-allotments, if any.

In addition, the company has retained Banc of America Securities LLC and J.P. Morgan Securities Inc. to arrange a replacement 364-day trade receivables financing facility in an initially proposed maximum amount of up to $250 million, coincident with the expiration of the company’s existing $450 million receivables facility. Consummation of a new receivables facility is subject to customary closing conditions, the satisfactory completion of due diligence and final commitment by the facility providers.

The convertible note offering and the receivables facility are intended to permit the repayment of a portion of the approximately $750 million in debt that matures in the second half of 2009. Newell Rubbermaid plans to address its remaining debt obligations through the capital markets or other arrangements. The company reported cash on hand of $275 million as of December 31, 2008, anticipates operating cash flow of more than $400 million in 2009 and has additional funds available under its $690 million revolver agreement. Newell Rubbermaid believes the receivables financing facility and the convertible notes offering will improve financial flexibility and, combined with cash on hand and the revolver agreement, will enable the company to meet all near-term obligations and weather the current economic recession, while continuing to invest in consumer-driven innovation and brand building to drive long-term growth and create shareholder value.

Dividend Reduction

In connection with today’s announcement, Newell Rubbermaid’s Board of Directors also authorized a reduction in the quarterly common stock dividend to $0.05 per share from $0.105 per share. Although the company recognizes the importance of the dividend to shareholders, it believes that the reduced payout level demonstrates a strong commitment to maintaining its current investment grade rating while still providing a competitive and appropriate dividend yield.

Financial Outlook

The company reaffirmed its guidance for normalized EPS of $0.07-$0.12 for the first quarter of 2009, although its business continues to be adversely impacted by the global economic slowdown. The company now expects that first quarter sales will show a year over year percentage decline in the mid to high teens compared with the company’s previous guidance of a decline in the low to mid teens. Lower input costs and disciplined cost management are expected to offset the anticipated first quarter sales softness. The company also stated that it anticipates its first quarter operating cash usage will be approximately half of last year’s $123 million first quarter cash flow use.

Normalized earnings per share is a non-GAAP financial measure within the meaning of the SEC’s Regulation G. Included below is a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

Convertible Senior Notes

In connection with the offering of the $250 million aggregate principal amount of its convertible senior notes due 2014, Newell Rubbermaid also expects to enter into convertible note hedge transactions with counterparties that are affiliates of the representatives of the underwriters of the notes. The convertible note hedge transactions are expected to reduce the potential dilution to Newell Rubbermaid’s common stock upon conversion of the notes. Newell Rubbermaid also expects to enter into warrant transactions with the counterparties. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of Newell Rubbermaid’s common stock exceeds the applicable strike price of the warrants.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Newell Rubbermaid’s common stock concurrently with or shortly after the pricing of the notes. This activity could increase or avoid a decrease in the market price of Newell Rubbermaid’s common stock or the notes at that time.

In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to Newell Rubbermaid’s common stock and/or by selling or purchasing Newell Rubbermaid’s common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of the notes). This activity could also cause or avoid an increase or a decrease in the market price of Newell Rubbermaid’s common stock, which could affect noteholders’ ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that noteholders will receive upon conversion of the notes.

Newell Rubbermaid estimates that the proceeds from this offering will be approximately $243.1 million ($279.6 million if the underwriters exercise their option to purchase additional notes in full), after deducting fees and before estimated expenses. Newell Rubbermaid expects to use (i) a portion of the net proceeds for the cost of the convertible note hedge transactions after such cost is offset by the proceeds of the warrant transactions and (ii) the remaining proceeds for general corporate purposes, including repayment of 2009 debt maturities. If the option granted to the underwriters to purchase additional notes is exercised, Newell

Rubbermaid will use a portion of the net proceeds from the sale of additional notes to increase the size of the convertible note hedge transactions. Newell Rubbermaid will also sell additional warrants, which would result in additional proceeds to it. Newell Rubbermaid expects to use the remaining proceeds, together with the proceeds from the sale of additional warrants, for general corporate purposes.

Merrill Lynch & Co. and J.P. Morgan Securities Inc. will act as the joint book-running managers of the offering and Friedman, Billings, Ramsey & Co., Inc. will act as co-manager of the offering.

About Newell Rubbermaid

Newell Rubbermaid Inc., an S&P 500 company, is a global marketer of consumer and commercial products with sales of over $6 billion and a strong portfolio of brands, including Sharpie®, Paper Mate®, Dymo®, Expo®, Waterman®, Parker®, Rolodex®, Irwin®, Lenox®, BernzOmatic®, Rubbermaid®, TC®, Levolor®, Graco®, Aprica®, Calphalon® and Goody®.

This press release and additional information about Newell Rubbermaid are available on the company’s Web site, www.newellrubbermaid.com.

Contacts:
Nancy O’Donnell	David Doolittle
VP, Investor Relations	VP, Corporate Communications
(770) 418-7723	(770) 418-7519

Caution Concerning Forward-Looking Statements

Statements in this press release that are not historical in nature constitute forward-looking statements. These forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements or declines, Project Acceleration, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, availability of financing, interest rates, restructuring, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, management’s plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as “intend,” “anticipate,” “expect,” “project,” “will,” “believe,” “estimate,” “target,” “plan,” “should,” “would” and similar statements. Company management cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the company’s dependence on the strength of retail economies in light of the global economic slowdown; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power; changes in the prices of raw materials and sourced products and the company’s ability to obtain raw materials and sourced products in a timely manner from suppliers; its ability to develop innovative new products and to develop, maintain and strengthen its end-user brands; its ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments;

its ability to manage successfully risks associated with divesting or discontinuing businesses and product lines; its ability to implement successfully information technology solutions throughout the organization; its ability to improve productivity and streamline operations; its ability to refinance short term debt on terms acceptable to the company, particularly given the recent turmoil and uncertainty in the global credit markets; changes to the company’s credit ratings; increases in the funding obligations related to its pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than the company’s provisions for such matters; the risks inherent in the company’s foreign operations and those factors listed in the company’s most recent annual report on Form 10-K filed with the Securities and Exchange Commission. In addition, there can be no assurance that management has correctly identified and assessed all of the factors affecting the company or that the publicly available and other information it receives with respect to these factors is complete or correct. Changes in such assumptions or factors could produce significantly different results. The information contained in this news release is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

Newell Rubbermaid has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents Newell Rubbermaid has filed with the SEC for more complete information about Newell Rubbermaid and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, (866) 500-5408 or J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.

First Quarter 2009 Normalized Earnings Per Share

A reconciliation of the first quarter earnings outlook is as follows:

Q1 2009

Diluted earnings per share from continuing operations:	$(0.01) to $0.04
Project Acceleration restructuring costs	$0.06 to $0.10

Normalized earnings per share	$0.07 to $0.12

The company has used certain financial measures that are included in this release both in presenting its results to stockholders and the investment community and in its internal evaluation and management of its businesses. The company’s management believes that these measures — including the “non-GAAP financial measure” — and the information they provide are useful to investors since these measures:

–	enable investors and analysts to compare the current non-GAAP measure with the corresponding non-GAAP measure used in the past, and

–	permit investors to view the company’s performance using the same tools that company management uses to evaluate the company’s past performance and prospects for future performance and to gauge the company’s progress in achieving its stated goals.

Management believes that normalized earnings per share is also useful because it provides investors with a meaningful perspective on the current underlying performance of the company’s continuing operations and because it helps determine the amount, if any, of cash bonuses for corporate management employees under the company’s management cash bonus plan. While management believes that this non-GAAP financial measure is useful in evaluating the company, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, this non-GAAP financial measure may differ from similar measures presented by other companies.

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